UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

License Agreement

On July 7, 2020, Zai Lab (Shanghai) Co., Ltd., a subsidiary of Zai Lab Limited (“Zai”), entered into a License Agreement (the “License Agreement”) with Turning Point Therapeutics, Inc. (“Turning Point”), pursuant to which Turning Point granted Zai exclusive rights to develop and commercialize products containing Turning Point’s drug candidate, repotrectinib (the “Products”), in Mainland China, Hong Kong, Macau and Taiwan (each, a “region” and collectively, the “Territory”). Turning Point retains exclusive rights to, among other things, develop, manufacture and commercialize the Products outside the Territory. Turning Point will supply or have supplied to Zai the Products for use in the Territory pursuant to a supply agreement for agreed upon consideration, except that Zai has the right, at its election, to package and label the Products in or outside the Territory for use in the Territory.

Pursuant to the terms of the License Agreement, Turning Point will receive an upfront cash payment of $25.0 million and will be eligible to receive up to $151.0 million in development and sales milestone payments, consisting of up to $46.0 million of development milestones and up to $105.0 million of sales milestones. In addition, during the term of the License Agreement, Zai will pay Turning Point tiered percentage royalties ranging from mid-to-high teens on annual net sales of the Products in the Territory, subject to adjustments in specified circumstances.

Pursuant to the terms of the License Agreement, Zai will be responsible for conducting the development and commercialization activities in the Territory related to the Products at Zai’s own expense, subject to limited exceptions pursuant to which Turning Point may be responsible for the cost. Turning Point will be responsible for global clinical studies of the Products, including the portions that may be conducted in the Territory, at Turning Point’s expense, except that Zai will participate in global clinical studies of the Products through clinical trial sites in the Territory as agreed as of the effective date of the License Agreement and may, at Zai’s election, participate in future global clinical studies of the Products through clinical trial sites in the Territory, in each case at Zai’s expense.

Subject to specified exceptions, during the term of the License Agreement, Zai has agreed that neither it nor its affiliates, its licensees and its sublicensees will conduct any development, manufacturing and commercialization activities with specified products that would compete with the Products in or outside the Territory, and Turning Point has agreed that neither it nor its affiliates, its licensees and its sublicensees of Products will conduct any development, manufacturing and commercialization activities with such competing products in the Territory, other than manufacturing activities in support of activities outside the Territory.

Under the terms of the License Agreement, Zai will have a first right to negotiate a license in the Territory to up to two additional drug candidates in Turning Point’s pipeline, if Turning Point seeks to license the right to commercialize any such drug candidate in a territory that primarily includes one or more regions in the Territory (but excluding a proposed worldwide license).

Under the terms of the License Agreement, if Turning Point is acquired in a change of control transaction, until such time when Zai files the first regulatory approval application for the first Product in the Territory, Turning Point’s acquirer will have a first right to negotiate with Zai the right to co-commercialize the Products in the Territory.

The License Agreement will continue in effect until expiration of the last royalty term for a Product in any region in the Territory, where the royalty term for a Product in a region continues until the later of (i) the date of the last-to-expire valid claim within Turning Point’s patent rights that covers the Product in such region in the Territory; (ii) the expiry of the regulatory exclusivity for such Product in such region; or (iii) the close of business of the day that is exactly 10 years after the date of the first commercial sale of such Product in such region. Subject to the terms of the License Agreement, Zai may terminate the License Agreement for convenience by providing written notice to Turning Point, which termination will be effective following a prescribed notice period. In addition, Turning Point may terminate the License Agreement under specified circumstances if Zai or certain other parties challenge Turning Point’s patent rights. Either party may terminate the License Agreement for the other party’s uncured material breach of the License Agreement, with a customary notice and cure period, for the other party’s insolvency or if the other party is acquired in a change of control transaction and the acquirer is engaged in activities with a competing product that is not divested or discontinued within a specified period. After termination (but not natural expiration), other than certain terminations by Zai for cause, Turning Point is entitled to retain a worldwide and perpetual license from Zai to exploit the Products.

The foregoing description of the License Agreement is only a summary and is qualified in its entirety by reference to the License Agreement, a copy of which will be filed as an exhibit to Zai’s next periodic report.

Zai has filed as an exhibit to this Form 6-K a press release dated July 7, 2020 announcing the entry into the License Agreement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued July 7, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Samantha Du
	Name:	Samantha Du
	Title:	Chief Executive Officer
Date: July 7, 2020